UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Perrigo Company plc

(Name of Subject Company (Issuer))

Mylan N.V.

(Offeror)

(Names of Filing Persons)

Ordinary Shares, €0.001 par value

(Title of Class of Securities)

G97822103

(Cusip Number of Class of Securities)

Joseph F. Haggerty

Corporate Secretary

Mylan N.V.

c/o Mylan Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

Tel: (724) 514-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bradley L. Wideman, Esq. Vice President, Associate General Counsel, Securities and Assistant Secretary Mylan N.V. c/o Mylan Inc. 1000 Mylan Boulevard Canonsburg, Pennsylvania 15317 (724) 514-1800	Scott A. Barshay, Esq. Mark I. Greene, Esq. Thomas E. Dunn, Esq. Aaron M. Gruber, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,944,343.96	Filing Party: Mylan N.V.
Form or Registration No.: Form S-4	Date Filed: May 5, 2015

Amount Previously Paid: $16,335.00	Filing Party: Mylan N.V.
Form or Registration No.: Form S-4/A	Date Filed: September 9, 2015

Amount Previously Paid: $1,120,415.70	Filing Party: Mylan N.V.
Form or Registration No.: Schedule TO	Date Filed: September 14, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 14, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), by Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan”). The Schedule TO relates to the offering by Mylan to exchange each of the issued and outstanding shares, par value €0.001 per ordinary share (“Perrigo ordinary shares”), of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), for (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 ordinary shares, nominal value €0.01 per share, of Mylan (“Mylan ordinary shares”), upon the terms and subject to the conditions set forth in the prospectus/offer to exchange dated September 14, 2015 (the “Prospectus/Offer to Exchange”) and the related letter of transmittal (the “Letter of Transmittal”) (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Prospectus/Offer to Exchange.

On May 5, 2015, Mylan filed a registration statement on Form S-4 with respect to the offer. On September 9, 2015, Mylan filed Amendment No. 5 to such registration statement. The form of the Prospectus/Offer to Exchange formed a part of such registration statement.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(M)	Press release of Mylan dated October 5, 2015 filed pursuant to Rule 425 (incorporated by reference to Mylan’s Rule 425 filing dated October 5, 2015, filed with the SEC on October 5, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

Dated: October 5, 2015

MYLAN N.V.,

by	/s/ John D. Sheehan
Name: John D. Sheehan
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(5)(M)	Press release of Mylan dated October 5, 2015 filed pursuant to Rule 425 (incorporated by reference to Mylan’s Rule 425 filing dated October 5, 2015, filed with the SEC on October 5, 2015).